Via Facsimile and U.S. Mail
Mail Stop 6010

June 21, 2007

Mr. Geoffrey P. Kempler
Chief Executive Officer
Prana Biotechnology Limited
Level 2
369 Royal Parade
Parkville, Victoria 3052
Australia

> **Re: Prana Biotechnology Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2006**
> **Form 20-F/A for the Fiscal Year Ended June 30, 2006**
> **File No. 0-49843**

Dear Mr. Kempler:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended June 30, 2006

Notes to Consolidated Financial Statements

Note 1: Background and Summary of Significant Accounting Policies

(l) Revenue, page F-11
(m) Other income, page F-11

1.   Please explain to us your basis, with reference to the authoritative literature under IFRS, for classifying interest income as revenue and government grants and corporate partner income as other income. In your response, tell us why you

apparently believe interest income is derived from your ordinary activities as identified in the objective to IAS 18, while government grants and corporate partner income presumably associated with research and development efforts are not.

(p) Share-based payments, page F-12

2.   Please provide us in a disclosure-type format a revised policy note that clearly indicates:
   a. The date you use for measurement purposes when options are approved for grant by the shareholders after the options have been awarded. In this regard for example, it appears based on your Notice of Annual General Meeting filed on Form 6-K on October 19, 2006 that shareholders must approve option grants and that at least some of these approvals are for options that were previously issued. Please separately reference for us the authoritative IFRS literature you rely upon to support your accounting.
   b. The date you use to measure compensation and determine fair value, and the manner in and period(s) over which you charge that fair value to earnings. In this regard, it appears from your disclosure in Note 13(b) on page F-23 that you have at least four awards that are exercisable once your share price reaches a defined level for a specified number of consecutive trading days. In addition, it appears from various footnote disclosures to the tables in Note 20(b) beginning on page F-29 that you charge the fair value of these awards to expense over the life of the options. Please clarify whether the life of these options is the same as the vesting period or explain to us why recognition over the life of the options is appropriate. Please separately reference for us the authoritative IFRS literature you rely upon to support your accounting.

Note 5: Income Tax, page F-18

3.   The line item "(Over) provision of income tax in previous year" is significant to your income tax rate reconciliation. Please provide us in a disclosure-type format, revised disclosure that explains the nature of this reconciling item and justifies why it is properly included in the reconciliation. In this regard, it is not clear whether the item relates to recurring temporary differences or corrections of estimates on prior year tax returns.

Note 12: Issued Capital

(b) Movement in shares on issue, page F-21

4.   In note (i) you disclose that you recognize non-cash compensation expense for shares issued to consultant service providers based on either the directors' valuation of the services rendered or the shares issued. Please provide us in a

disclosure-type format revised disclosure that clarifies under what facts and circumstances you use the fair value of the shares issued rather than the directors' valuation. In this regard, if you have rebutted the presumption from paragraph 13 of IFRS 2 that you can reliably estimate the fair value of the services received, please provide us proposed revised disclosure that clearly discloses your rebuttal and explains why as required by paragraph 49 of IFRS 2.

Note 17: Employee Entitlements and Superannuation Commitments, page F-26

5.   Please provide us in disclosure-type format revised disclosure that provides the following information, or explain to us where you have made these disclosures in your filing or why they are not required:
   a.   The weighted-average exercise prices of your options outstanding at period end as required by paragraph 45(b)(vi) of IFRS 2.
   b.   The number and weighted-average exercise prices of your options exercisable at period end as required by paragraph 45(b)(vii) of IFRS 2.
   c.   The range of exercise prices and the weighted average remaining contractual life of your options outstanding at period end as required by paragraph 45(d) of IFRS 2.
   d.   The weighted average fair value of option granted during the period and information on how that fair value was determined as required by paragraph 47(a) of IFRS 2.

Note 20: Key Management Personnel Compensation, page F-29

6.   In various footnotes to the compensation tables provided in this note, you disclose that your accounting for various options conforms to Australian accounting standards. Please confirm to us that you intended to indicate that your accounting complies with A-IFRS and represent to us that you will revise your disclosure in future filings. Otherwise, explain to us and quantify for us the differences between your accounting and IFRS.

Note 26: Reconciliation to US GAAP

e. Additional US GAAP disclosures: Share-based compensation, page F-43

7.   Please provide us in disclosure-type format revised disclosure that provides the following information, or explain to us where you have made these disclosures in your filing or why they are not required:
   a.   The weighted-average aggregate intrinsic value and weighted-average remaining contractual term of options outstanding and exercisable at period end as required by paragraph A240d of SFAS 123R.
   b.   The total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized as

of the latest balance sheet date as required by paragraph A240h of SFAS 123R.

Exhibits 12: Certifications

8.   Please represent to us that in future periodic report filings you will provide the wording of the certifications exactly as presented in Item 601(b)(31) of Regulation S-K. In this regard, your most recent certifications include the adjective "annual" when identifying the report covered by the certifications. Please remove this adjective in future filings.

Form 20-F/A filed June 18, 2007

Notes to Consolidated Financial Statements

Note 27: Restatement, page F-55

9.   You disclose that you restated your financial statements for fiscal 2005 and 2006 to reflect the warrants issued on June 1, 2004 as financial liabilities under both A-IFRS and US GAAP instead of equity. Please provide us your analysis under both IFRS and US GAAP supporting your conclusions that the equity accounting is inappropriate for these warrants because they are exercisable in a currency that is not your functional currency. Please reference for us the authoritative literature you rely upon to support your accounting, including applicable paragraph references.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant